Exhibit 1

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of June 30, 2024 and

December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

TABLE OF CONTENTS

•	Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the six-month periods ended June 30, 2024 and 2023

•	Unaudited interim condensed consolidated statements of financial position as of June 30, 2024 and December 31, 2023

•	Unaudited interim condensed consolidated statements of changes in equity for the six-month periods ended June 30, 2024 and 2023

•	Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended June 30, 2024 and 2023

•	Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Revenue from contracts with customers	4	714,067	556,818	396,715	239,628
Cost of sales:
Operating costs	5.1	(48,356)	(50,491)	(26,738)	(20,347)
Crude oil stock fluctuation	5.2	4,863	(2,592)	3,654	2,130
Depreciation, depletion and amortization	12/13/14	(183,378)	(126,819)	(101,005)	(62,447)
Royalties and others	5.3	(101,572)	(85,565)	(56,790)	(36,593)
Other non-cash costs related to the transfer of conventional assets		(16,897)	(9,398)	(7,792)	(6,165)

Gross profit		368,727	281,953	208,044	116,206

Selling expenses	6	(40,979)	(31,949)	(22,140)	(15,232)
General and administrative expenses	7	(44,500)	(36,787)	(22,390)	(19,776)
Exploration expenses	8	(33)	(516)	(2)	(294)
Other operating income	9.1	26,484	96,324	16,987	2,268
Other operating expenses	9.2	(1,023)	292	(908)	(4)

Operating profit		308,676	309,317	179,591	83,168

Interest income	10.1	1,800	503	1,319	216
Interest expense	10.2	(16,116)	(11,363)	(11,219)	(5,226)
Other financial income (expense)	10.3	(22,760)	(34,282)	(130)	(19,967)

Financial income (expense), net		(37,076)	(45,142)	(10,030)	(24,977)

Profit before income tax		271,600	264,175	169,561	58,191

Current income tax (expense)	15	(169,402)	(54,585)	(105,613)	(7,017)
Deferred income tax benefit (expense)	15	116,093	(28,675)	75,692	1,007

Income tax (expense)		(53,309)	(83,260)	(29,921)	(6,010)

Profit for the period, net		218,291	180,915	139,640	52,181

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
- Profit (loss) from actuarial remeasurement related to employee benefits	25	66	(1,079)	17	(1,188)
- Deferred income tax (expense) benefit	15	(23)	377	(6)	415

Other comprehensive income that shall not be reclassified to profit in subsequent periods, net of taxes		43	(702)	11	(773)

Total comprehensive profit for the period		218,334	180,213	139,651	51,408

Earnings per share
Basic (in US Dollars per share)	11	2.266	1.962	1.444	0.553
Diluted (in US Dollars per share)	11	2.183	1.844	1.390	0.519

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of June 30, 2024 and December 31, 2023

(Amounts expressed in thousands of US Dollars)

	Notes	As of June 30, 2024	As of December 31, 2023
Assets
Noncurrent assets
Property, plant and equipment	12	2,339,417	1,927,759
Goodwill	13	22,576	22,576
Other intangible assets	13	9,808	10,026
Right-of-use assets	14	61,832	61,025
Investments in associates		9,085	8,619
Trade and other receivables	16	155,415	136,351
Deferred income tax assets		3,828	5,743

Total noncurrent assets		2,601,961	2,172,099

Current assets
Inventories	18	9,513	7,549
Trade and other receivables	16	280,332	205,102
Cash, bank balances and other short-term investments	19	328,241	213,253

Total current assets		618,086	425,904

Total assets		3,220,047	2,598,003

Equity and liabilities
Equity
Capital stock	20.1	467,893	517,874
Other equity instruments		32,144	32,144
Legal reserve		8,233	8,233
Share-based payments		29,571	42,476
Share repurchase reserve		79,324	79,324
Other accumulated comprehensive income (losses)		(4,384)	(4,427)
Accumulated profit (losses)		789,682	571,391

Total equity		1,402,463	1,247,015

Liabilities
Noncurrent liabilities
Deferred income tax liabilities		265,143	383,128
Lease liabilities	14	31,120	35,600
Provisions	21	17,207	12,339
Borrowings	17.1	699,909	554,832
Employee benefits	25	5,627	5,703

Total noncurrent liabilities		1,019,006	991,602

Current liabilities
Provisions	21	3,958	4,133
Lease liabilities	14	23,525	34,868
Borrowings	17.1	205,082	61,223
Salaries and payroll taxes	22	14,794	17,555
Income tax liability		151,747	3
Other taxes and royalties	23	32,024	36,549
Trade and other payables	24	367,448	205,055

Total current liabilities		798,578	359,386

Total liabilities		1,817,584	1,350,988

Total equity and liabilities		3,220,047	2,598,003

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the six-month period ended June 30, 2024

(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

Profit for the period	—	—	—	—		—	—	218,291	218,291
Other comprehensive income for the period	—	—	—	—		—	43	—	43

Total comprehensive income	—	—	—	—		—	43	218,291	218,334

Share repurchase (1)	(49,982)	—	—	—		—	—	—	(49,982)
Share-based payments	1	—	—	(12,905	)(2)	—	—	—	(12,904)

Amounts as of June 30, 2024	467,893	32,144	8,233	29,571		79,324	(4,384)	789,682	1,402,463

(1)	See Note 20.1.
(2)	Including 16,423 share-based payments (Note 7), net of tax charges.

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the six-month period ended June 30, 2023

(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2022	517,873	32,144	2,603	40,744		49,465	(8,694)	209,925	844,060

Profit for the period	—	—	—	—		—	—	180,915	180,915
Other comprehensive income for the period	—	—	—	—		—	(702)	—	(702)

Total comprehensive income	—	—	—	—		—	(702)	180,915	180,213

Share-based payments	1	—	—	(4,404	)(1)	—	—	—	(4,403)

Amounts as of June 30, 2023	517,874	32,144	2,603	36,340		49,465	(9,396)	390,840	1,019,870

(1)	Including 13,250 share-based payments (Note 7), net of tax charges.

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Cash flows from operating activities:
Profit for the period, net		218,291	180,915	139,640	52,181
Adjustments to reconcile net cash flows
Items related to operating activities:
Other non-cash costs related to the transfer of conventional assets		16,897	9,398	7,792	6,165
Share-based payments	7	16,423	13,250	9,780	8,211
Net increase (decrease) in provisions	9.2	1,023	(568)	908	(1)
Net changes in foreign exchange rate	10.3	11,779	(4,022)	(509)	2,548
Discount for well plugging and abandonment	10.3	540	1,115	286	616
Interest expense on lease liabilities	10.3	1,614	1,492	756	1,104
Discount of assets and liabilities at present value	10.3	(55)	3,467	316	2,758
Income tax expense	15	53,309	83,260	29,921	6,010
Employee benefits	25	157	(52)	76	(205)
Items related to investing activities:
Gain related to the transfer of conventional assets	9.1	—	(89,659)	—	—
Gain from farmout agreement	9.1	—	(5,656)	—	—
Interest income	10.1	(1,800)	(503)	(1,319)	(216)
Changes in the fair value of financial assets	10.3	2,087	(7,379)	(6,548)	(10,581)
Depreciation and depletion	12/14	180,732	124,882	99,647	61,448
Amortization of intangible assets	13	2,646	1,937	1,358	999
Items related to financing activities:
Interest expense	10.2	16,116	11,363	11,219	5,226
Amortized cost	10.3	684	943	367	579
Remeasurement in borrowings	10.3	—	32,452	—	18,762
Other financial income (expense)	10.3	6,111	6,214	5,462	4,181
Changes in working capital:
Trade and other receivables		(136,331)	(25,694)	(19,797)	(12,840)
Inventories	5.2	(4,863)	2,592	(3,654)	(2,130)
Trade and other payables		12,605	8,057	16,459	3,975
Payments of employee benefits	25	(167)	(139)	(110)	(64)
Salaries and payroll taxes		(31,898)	(29,566)	3,001	(3,674)
Other taxes and royalties		(13,815)	(31,067)	(5,068)	(19,049)
Provisions		(841)	(890)	(747)	(361)
Income tax payment		(16,586)	(38,100)	(7,823)	(36,363)

Net cash flows provided by operating activities		334,658	248,042	281,413	89,279

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(419,856)	(294,751)	(272,202)	(161,803)
Payments for the acquisition of AFBN assets		—	(12,500)	—	(6,250)
Payments for other assets		—	(5,008)	—	(5,008)
Payments for acquisitions of other intangible assets	13	(2,428)	(2,360)	(1,679)	(1,520)
Payments for acquisitions of investments in associates		(466)	(532)	(594)	—
Proceeds from farmout agreement	9.1	—	6,250	—	—
Proceeds from the transfer of conventional assets		10,734	10,000	—	—
Interest received	10.1	1,800	503	1,319	216

Net cash flows (used in) investing activities		(410,216)	(298,398)	(273,156)	(174,365)

Cash flows from financing activities:
Proceeds from borrowings	17.2	342,293	148,500	246,417	13,500
Payment of borrowings cost	17.2	(923)	(1,312)	(566)	(584)
Payment of borrowings principal	17.2	(56,537)	(47,774)	(11,537)	(25,274)
Payment of borrowings interest	17.2	(10,102)	(11,899)	(4,424)	(4,022)
Payment of lease	14	(21,927)	(20,131)	(10,916)	(10,237)
Share repurchase	20.1	(49,982)	—	(49,982)	—
Payments of other financial expense	10.3	(7,390)	(5,395)	(6,457)	(3,362)

Net cash flow provided by (used in) financing activities		195,432	61,989	162,535	(29,979)

Net increase (decrease) in cash and cash equivalents		119,874	11,633	170,792	(115,065)
Cash and cash equivalents at beginning of the period	19	209,516	241,956	144,762	347,665
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents		(7,828)	(33,912)	6,008	(12,923)
Net increase (decrease) in cash and cash equivalents		119,874	11,633	170,792	(115,065)

Cash and cash equivalents at end of the period	19	321,562	219,677	321,562	219,677

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		299,950	167,683	299,950	167,683
Changes in well plugging and abandonment with an impact in property, plant and equipment	12	4,662	(3,272)	3,061	(368)
Disposal for transfer of conventional assets through increase in trade and other receivables		—	(116,071)	—	—

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information, structure and activities

Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as a variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”) on July 28, 2017.

It is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “VIST” as from July 26, 2019.

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.

Through its subsidiaries, the Company engages in oil and gas exploration and production (upstream segment).

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on July 11, 2024.

There were no changes in the Group’s structure and activities as from the date of issuance of the annual consolidated financial statements as of December 31, 2023.

Note 2. Basis of preparation and material accounting policies

2.1 Bases of preparation and presentation

The unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023, and for the six-month periods ended June 30, 2024 and 2023 were prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (“IASB”). The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of June 30, 2024, and the results of operations for the six-month period ended June 30, 2024. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the annual consolidated financial statements as of December 31, 2023.

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing the Company’s consolidated financial statements as of December 31, 2023, except for the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.

2.2 New effective accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. There were no changes in interest in Company subsidiaries during the six-month period ended June 30, 2024.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4 Summary of material accounting policies

2.4.1 Impairment testing of goodwill and nonfinancial assets other than goodwill

Nonfinancial assets, including identifiable intangible assets, are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generating Units (“CGUs”).

As of June 30, 2024, and December 31, 2023, the Company identified 2 (two) CGUs in Argentina: (i) operated exploitation concessions of unconventional oil and gas exploration and production; and (ii) non-operating concessions of conventional oil and gas exploration and production.

The Company also identified only 1 (one) CGUs in Mexico: (i) operated exploitation concessions of conventional oil and gas exploration and production, as of June 30, 2024, and December 31, 2023.

The Company conducts its impairment test of nonfinancial assets when there is an indication that the carrying amount may be impaired. Moreover, Goodwill is tested every December. The Company bases the impairment test on the calculation of value in use and reviews the relationship between the recoverable amount and the carrying amount of its assets.

As of June 30, 2024, the Company did not identify indications of impairment or reversal of impairment related with goodwill and nonfinancial assets other than goodwill.

2.5 Regulatory framework

A- Argentina

2.5.1 General

2.5.1.1 Exports Increase Program

For the six-month period ended June 30, 2024, the Company recognized 20,910 in “Other operating income” under “Gain from Exports Increase Program” (Note 9.1). See Note 2.5.1.1 to the annual consolidated financial statements as of December 31, 2023.

2.5.1.2 Bases Law and Fiscal Package

On June 28, 2024, Argentina’s House of Representatives approved Law of Bases and Points of Departure for the Freedom of Argentineans No. 27,742, as well as Law of Palliative and Relevant Tax Measures No. 27,743; jointly, the “Bases Law and Fiscal Package”. These laws are part of the Argentine Executive’s initiative to deregulate the Argentine economy and adjust the State’s operation and structure. Among its key measures, the Bases Law and Fiscal Package declare a public administrative, economic, financial, and energetic emergency for a year, and grant the Executive delegated legislative powers. Additionally, they include several reforms aimed at promoting registered employment and introduce a package of tax and social security measures, among others.

Hydrocarbons Law (No. 17,319) was also amended as follows:

(i) It introduces the principle of maximizing corporate profit from the exploitation of resources as it removes the concept of hydrocarbon self-supply previously in place;

(ii) It authorizes the National or Provincial Executive, as the case may be, to issue storage permits and authorizations for hydrocarbon processing in compliance with Law No. 17,319;

(iii) It grants producers rights to trade, transport, and industrialize hydrocarbons produced and by-products, and prevents the National Executive from intervening or setting prices;

(iv) It allows for the free export and import of hydrocarbons and by-products. It also eliminates the Department of Energy’s authority to challenge export permits;

(v) It amends the acquisition system and terms for unconventional concessions following the reconversion of conventional concessions;

(vi) It authorizes the regulatory authority to grant concessions for terms other than those established in Hydrocarbons Law;

(vii) It revises the extension system for new concessions;

(viii) It mandates that new concessions be awarded through a bidding process upon expiration of existing concessions.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Bases Law also sets forth the creation of an Incentive Regime for Large Investments (the “RIGI” by Spanish acronym), which provides stability and offers tax, customs, and foreign exchange benefits for projects in various sectors, including the energy and oil & gas, subject to specific conditions.

On July 8, 2024, the Bases Law and Fiscal Package were enacted through Presidential Decrees No. 592/2024 and No. 593/2024, respectively, published in the Official Bulletin.

As of the date of issue of these consolidated condensed interim financial statements, Management is assessing the impact of these new regulations on current operations and development plans in Argentina.

2.5.2 Gas market

2.5.2.1 Argentine promotion plan to stimulate natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)

For the six-month period ended June 30, 2024 and 2023, the Company received a net amount of 326 and 3,025, respectively.

As of June 30, 2024, and December 31, 2023, the receivables related to such plan stand at 3,613 and 1,245, respectively (Note 16).

Other than mentioned above, there have been no significant changes in Argentina’s regulatory framework for the six-month period ended June 30, 2024 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2023).

B- Mexico

There have been no significant changes in Mexico’s regulatory framework during the six-month period ended June 30, 2024 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2023).

2.6 Comparative Information

As of December 31, 2023 the Company has made a change in the “Export Duties” presentation in the “Royalties and others” (Note 5.3), which was previously included in “Revenues from contract with customers”.

The comparative information for the six-month period ended June 30, 2023, has been reclassified to ensure consistent filing with the unaudited interim condensed consolidated financial statements as of June 30, 2024.

“Revenues from contract with customers” and “Royalties and others” increased by 22,630 for the six-month periods ended June 30, 2023. These changes had no effect on the net profit for the six-month period ended June 30, 2023.

Note 3. Segment information

The Chief Operating Decision Maker (the “Committee” or “CODM”) is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit (loss) and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.

The CODM considers as a single segment the exploration and production of crude oil, natural gas and LPG (including Exploration and Production commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the six-month periods ended June 30, 2024, and 2023, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following chart summarizes noncurrent assets per geographical area:

	As of June 30, 2024	As of December 31, 2023
Argentina	2,554,569	2,122,735
Mexico	47,392	49,364

Total noncurrent assets	2,601,961	2,172,099

Note 4. Revenue from contracts with customers

Type of products	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Goods sold	714,067	556,818	396,715	239,628

Total revenue from contracts with customers	714,067	556,818	396,715	239,628

Recognized at a point in time	714,067	556,818	396,715	239,628

4.1 Information broken down by revenue from contracts with customers

Type of products	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Revenues from crude oil sales	677,173	515,497	374,688	221,584
Revenues from natural gas sales	36,417	38,854	21,751	16,987
Revenues from LPG sales	477	2,467	276	1,057

Total revenue from contracts with customers	714,067	556,818	396,715	239,628

Distribution channels	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Local crude oil for refineries	388,606	214,910	214,585	103,987
Exports of crude oil	288,567	300,587	160,103	117,597
Exports of natural gas	13,093	15,913	5,948	3,191
Local natural gas for industries	8,614	11,527	5,494	5,578
Local natural gas for retail distribution companies	8,323	7,197	6,235	5,471
Local natural gas for electric power generation	6,387	4,217	4,074	2,747
LPG sales	477	2,467	276	1,057

Total revenue from contracts with customers	714,067	556,818	396,715	239,628

Note 5. Cost of sales

5.1 Operating costs

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Fees and compensation for services	25,732	27,103	13,815	10,357
Salaries and payroll taxes	11,760	10,047	6,433	5,106
Employee benefits	3,746	2,891	2,251	1,273
Consumption of materials and spare parts	1,959	3,001	1,225	579
Easements and fees	1,486	2,576	828	786
Transport	1,456	3,195	846	1,712
Other	2,217	1,678	1,340	534

Total operating costs	48,356	50,491	26,738	20,347

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

5.2 Crude oil stock fluctuation

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Crude oil stock at beginning of the period (Note 18)	2,664	4,722	3,873	—
Less: Crude oil stock at end of the period (Note 18)	(7,527)	(2,130)	(7,527)	(2,130)

Total crude oil stock fluctuation	(4,863)	2,592	(3,654)	(2,130)

Note 5.3 Royalties and others

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Royalties	80,200	62,935	44,972	27,940
Export duties	21,372	22,630	11,818	8,653

Total royalties and others	101,572	85,565	56,790	36,593

Note 6. Selling expenses

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Transport	18,377	15,392	9,706	6,276
Taxes, rates and contributions	12,450	7,632	6,855	3,837
Tax on bank account transactions	5,433	4,826	2,974	2,585
Fees and compensation for services	4,719	4,099	2,605	2,534

Total selling expenses	40,979	31,949	22,140	15,232

Note 7. General and administrative expenses

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Salaries and payroll taxes	16,814	13,029	7,100	6,242
Share-based payments	16,423	13,250	9,780	8,211
Fees and compensation for services	5,307	5,231	2,160	2,715
Employee benefits	2,413	1,898	1,511	930
Institutional promotion and advertising	739	1,061	410	518
Taxes, rates and contributions	179	616	50	353
Other	2,625	1,702	1,379	807

Total general and administrative expenses	44,500	36,787	22,390	19,776

Note 8. Exploration expenses

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Geological and geophysical expenses	33	516	2	294

Total exploration expenses	33	516	2	294

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 9. Other operating income and expenses

9.1 Other operating income

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Gain from Exports Increase Program	20,910	—	13,469	—
Other services income (1)	5,574	1,009	3,518	2,268
Gain related to the transfer of conventional assets (2)	—	89,659	—	—
Gain from farmout agreement (3)	—	5,656	—	—

Total other operating income	26,484	96,324	16,987	2,268

(1)	Services not directly related to the Company’s main activity.
(2)	See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2023.
(3)

For the six-month period ended June 30, 2023, including 6,250 of payments received by Trafigura Argentina S.A., related to the farmout agreement celebrated on June 28, 2021 (“farmout agreement I”), net of disposals of oil and gas properties and goodwill for 551, and 43, respectively. (See Note 29.2.1.1 to the annual consolidated financial statements as of December 31, 2023).

9.2 Other operating expenses

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
(Provision for) environmental remediation (1)	(157)	(386)	(13)	(64)
(Provision for) Reversal of provision for materials and spare parts obsolescence (1)	(270)	944	(361)	65
(Provision for) Reversal of contingencies (1)	(596)	10	(534)	—
Restructuring and reorganization expenses (2)	—	(276)	—	(5)

Total other operating expenses	(1,023)	292	(908)	(4)

(1)	These transactions did not generate cash flows.
(2)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

Note 10. Financial income (expense), net

10.1 Interest income

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Financial interest	1,800	503	1,319	216

Total interest income	1,800	503	1,319	216

10.2 Interest expense

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Borrowings interest (Note 17.2)	(16,116)	(11,363)	(11,219)	(5,226)

Total interest expense	(16,116)	(11,363)	(11,219)	(5,226)

10.3 Other financial income (expense)

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Amortized cost (Note 17.2)	(684)	(943)	(367)	(579)
Net changes in foreign exchange rate	(11,779)	4,022	509	(2,548)
Discount of assets and liabilities at present value	55	(3,467)	(316)	(2,758)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Changes in the fair value of financial assets	(2,087)	7,379	6,548	10,581
Interest expense on lease liabilities (Note 14)	(1,614)	(1,492)	(756)	(1,104)
Discount for well plugging and abandonment	(540)	(1,115)	(286)	(616)
Remeasurement in borrowings (1)	—	(32,452)	—	(18,762)
Other (2)	(6,111)	(6,214)	(5,462)	(4,181)

Total other financial income (expense)	(22,760)	(34,282)	(130)	(19,967)

(1)	Related to borrowings in purchasing value units (“UVA”, by Spanish acronym) adjusted by the benchmark stabilization coefficient (“CER”, by its Spanish acronym) (Note 17.2).
(2)

For the six-month period ended June 30, 2024, including 1,279 of non-cash expense. For the six-month period ended June 30, 2023, including 819 from loss for negotiable obligations (“ON”, by Spanish acronym) swapping. See Note 17.1 and 17.2.

Note 11. Earnings per share

a)	Basic

Basic earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the period.

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Profit for the period, net	218,291	180,915	139,640	52,181
Weighted average number of ordinary shares	96,333,092	92,193,180	96,690,120	94,424,048

Basic earnings per share	2.266	1.962	1.444	0.553

b)	Diluted

Diluted earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the period, plus the weighted average of dilutive potential ordinary shares.

Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted earnings per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the period, no dilution effect is booked, as diluted earnings per share is equal to basic earnings per share.

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Profit for the period, net	218,291	180,915	139,640	52,181
Weighted average number of ordinary shares (1)	100,008,628	98,098,245	100,456,945	100,457,519

Diluted earnings per share	2.183	1.844	1.390	0.519

(1)

As of June 30, 2024, the Company has 96,214,730 outstanding shares (Note 20.1) that cannot exceed 98,781,028 shares. Likewise, in accordance with IFRS the average number of ordinary shares with a potential dilutive effect amounts to 100,008,628.

As of June 30, 2024, the Company holds 5,546,287 Series A shares to be used in the Long-Term Incentive Plan (“LTIP”), that, on the date of this unaudited interim condensed consolidated financial statements, are currently unvested. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings per share.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

The changes in property, plant and equipment for the six- month period ended June 30, 2024 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2023	12,574	43,524	498,707	2,036,644	123,015	44,955	2,759,419
Additions	—	—	—	4,662 (1)	462,515	120,945	588,122
Transfers	700	1,336	—	395,259	(298,892)	(98,403)	—
Disposals	—	(480)	—	—	—	—	(480)

Amounts as of June 30, 2024	13,274	44,380	498,707	2,436,565	286,638	67,497	3,347,061

Accumulated depreciation
Amounts as of December 31, 2023	(232)	(15,239)	(80,655)	(735,534)	—	—	(831,660)
Depreciation	—	(2,770)	(8,912)	(164,561)	—	—	(176,243)
Disposals		259	—	—	—	—	259

Amounts as of June 30, 2024	(232)	(17,750)	(89,567)	(900,095)	—	—	(1,007,644)

Net value
Amounts as of June 30, 2024	13,042	26,630	409,140	1,536,470	286,638	67,497	2,339,417

Amounts as of December 31, 2023	12,342	28,285	418,052	1,301,110	123,015	44,955	1,927,759

(1)	Related to the re-estimation of well plugging and abandonment. This transaction did not generate cash flows.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the six-month period ended June 30, 2024:

	Goodwill	Other intangible assets
Cost
Amounts as of December 31, 2023	22,576	24,396
Additions	—	2,428

Amounts as of June 30, 2024	22,576	26,824

Accumulated amortization
Amounts as of December 31, 2023	—	(14,370)
Amortization	—	(2,646)

Amounts as of June 30, 2024	—	(17,016)

Net value

Amounts as of June 30, 2024	22,576	9,808

Amounts as of December 31, 2023	22,576	10,026

Note 14. Right-of-use assets and lease liabilities

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the six-month period ended June 30, 2024, are detailed below:

	Right-of-use assets			Total lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2023	388	60,637	61,025	(70,468)
Reestimation	1,373	853	2,226	(2,299)
Additions	14,292	—	14,292	—
Depreciation (1)	(336)	(15,375)	(15,711)	—
Payments	—	—	—	21,927
Interest expense (2)	—	—	—	(3,805)

Amounts as of June 30, 2024	15,717	46,115	61,832	(54,645)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 11,222.
(2)	Including drilling agreements capitalized as “Works in progress” for 2,191.

Short-term and low-value lease agreements were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 56 and 38 for the six-month periods ended June 30, 2024 and 2023, respectively.

Note 15. Income tax

The most significant components of the income tax expense in the statements of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are as follows:

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Income tax
Current income tax	(169,402)	(54,585)	(105,613)	(7,017)
Deferred income tax	116,093	(28,675)	75,692	1,007

Income tax (expense) charged to statement of profit or loss	(53,309)	(83,260)	(29,921)	(6,010)

Deferred income tax charged to other comprehensive income	(23)	377	(6)	415

Total income tax (expense)	(53,332)	(82,883)	(29,927)	(5,595)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the six-month period ended June 30, 2024, the Company’s effective rate was 20%. The differences between the effective and statutory rate mainly include: (i) the application of the tax adjustment for inflation in Argentina; (ii) the depreciation of the Argentine peso (“ARS”) with respect to the USD affecting the Company’s tax deductions of nonmonetary assets; and (iii) the accumulative tax losses not recognized in the period. (See Note 30 to the annual consolidated financial statements as of December 31, 2023).

Note 16. Trade and other receivables

	As of June 30, 2024	As of December 31, 2023
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Midstream prepaid expenses (1)	95,307	34,660
Receivables related to the transfer of conventional assets (2)	44,824	70,526
Prepaid expenses and other receivables	12,523	27,414
Turnover tax	190	5
Value added tax (“VAT”)	—	462

	152,844	133,067
Financial assets:
Receivables from joint operations	2,301	2,936
Loans to employees	270	348

	2,571	3,284

Total noncurrent trade and other receivables	155,415	136,351

Current Trade:
Oil and gas accounts receivable (net of allowance for expected credit losses)	112,595	59,787

	112,595	59,787
Other receivables:
Prepayments, tax credits and other:
Receivables related to the transfer of conventional assets	80,753	86,043
VAT	41,403	19,713
Prepaid expenses and other receivables	14,881	9,381
Income tax	12,922	13,409
Turnover tax	327	385

	150,286	128,931
Financial assets:
Accounts receivable from third parties	7,478	7,804
Receivables from joint operations	5,264	6,581
Gas IV Plan (Note 2.5.2.1)	3,613	1,245
Advances to directors and loans to employees	578	557
Other	518	197

	17,451	16,384

Other receivables	167,737	145,315

Total current trade and other receivables	280,332	205,102

(1)

Related to the Duplicar Plus Project implemented by Oleoductos del Valle S.A. and the project to expand the Puerto Rosales maritime terminal and pumping station implemented by Oiltanking Ebytem S.A. (See Note 28.1 and 28.2 to the annual consolidated financial statements as of December 31, 2023)

(2)	See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2023.

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of noncurrent trade and other receivables do not differ significantly from it carrying amounts either.

As of June 30, 2024, in general, accounts receivable has a 19-day term for sales of crude oil and a 50-day term for sales of natural gas and LPG.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties and that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses of 100% against all trade receivables that are 90 days past due because based on its history these receivables are generally not recovered.

As of June 30, 2024, and December 31, 2023, an allowance for expected credit losses was recorded in trade and other receivables for 46 and 52 respectively.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

Note 17. Financial assets and liabilities

17.1 Borrowings

	As of June 30, 2024	As of December 31, 2023
Noncurrent
Borrowings	699,909	554,832

Total noncurrent	699,909	554,832

Current
Borrowings	205,082	61,223

Total current	205,082	61,223

Total Borrowings	904,991	616,055

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of June 30, 2024	As of December 31, 2023
Fixed interest
Less than 1 year	204,231	60,373
From 1 to 2 years	232,174	81,900
From 2 to 5 years	392,379	392,550
Over 5 years	50,356	55,382

Total	879,140	590,205

Variable interest
Less than 1 year	851	850
From 1 to 2 years	—	—
From 2 to 5 years	25,000	25,000
Over 5 years	—	—

Total	25,851	25,850

Total Borrowings	904,991	616,055

See Note 17.4 for information on the fair value of the borrowings.

The carrying amount of borrowings as of June 30, 2024 and December 31, 2023 of the Company through its subsidiary Vista Argentina, is as follows:

Company	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	As of June 30, 2024		As of December 31, 2023
Santander International	January, 2021	USD	11,700	Fixed	1.80%	January, 2026	32	(1)(3)	68	(1)
Santander International	July, 2021	USD	43,500	Fixed	2.05%	July, 2026	77	(1)(3)	79	(1)
Santander International	January, 2022	USD	13,500	Fixed	2.45%	January, 2027	28	(1)(3)	28	(1)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Company	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	As of June 30, 2024	As of December 31, 2023
ConocoPhillips Company	January, 2022	USD	25,000	Variable	SOFR (2) + 2.01%	September, 2026	25,851	25,850
Citibank. N.A.	April, 2024	USD	45,000	Fixed	5.00%	April, 2026	45,383	—
Banco BBVA Argentina	April, 2024	ARS(4)	7,000,000	Fixed	55.00%	November, 2024	8,022	—
Banco Ciudad de Buenos Aires	May, 2024	USD	12,000	Fixed	2.50%	November, 2024	12,032	—
Banco Macro	May, 2024	ARS(4)	7,000,000	Fixed	39.00%	August, 2024	7,954	—
Banco Santander Argentina	May, 2024	ARS(4)	15,000,000	Fixed	41.22%	November, 2024	17,172	—
Banco BBVA Argentina	May, 2024	ARS(4)	10,000,000	Fixed	43.40%	December, 2024	11,395	—
Banco Provincia de Buenos Aires	May, 2024	ARS(4)	17,000,000	Fixed	27.00%	July, 2024	19,178	—
Banco Santander Argentina	June, 2024	ARS(4)	40,000,000	Fixed	43.00%	December, 2024	45,048	—
Banco Santander Argentina	June, 2024	ARS(4)	2,000,000	Fixed	41.22%	November, 2024	2,250	—

					Total		194,422	26,025

(1)	The carrying amount is related to interest, and the principal is collateralized.
(2)	Secured Overnight Financing Rate (“SOFR”).
(3)	See Note 29.
(4)	Principal expressed in thousands of ARS.

Moreover, Vista Argentina issued ON, under the name “Programa de Notas” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym). The following chart shows the carrying amount of ON of June 30, 2024 and December 31, 2023:

Instrument	Execution date	Currency	Principal		Interest	Annual rate	Maturity date	As of June 30, 2024		As of December 31, 2023
ON VI	December, 2020	USD-linked (1)	10,000		Fixed	3.24%	December, 2024	10,011		9,997
ON XI	August, 2021	USD-linked (1)	9,230		Fixed	3.48%	August, 2025	9,240		9,231
ON XII	August, 2021	USD-linked (1)	100,769		Fixed	5.85%	August, 2031	102,550		102,556
ON XIII	June, 2022	USD	43,500		Fixed	6.00%	August, 2024	43,574		43,458
ON XIV	November, 2022	USD	40,511		Fixed	6.25%	November, 2025	36,540		36,484
ON XV	December, 2022	USD	13,500		Fixed	4.00%	January, 2025	13,506		13,476
ON XVI	December, 2022	USD-linked (1)	63,450		Fixed	0.00%	June, 2026	63,330		63,231
	May, 2023	USD-linked (1)	40,785	(2)	Fixed	0.00%	June, 2026	40,525		40,525
ON XVII	December, 2022	USD-linked (1)	39,118		Fixed	0.00%	December, 2026	38,976		38,948
ON XVIII	March, 2023	USD-linked (1)	118,542		Fixed	0.00%	March, 2027	118,067		117,979
ON XIX	March, 2023	USD-linked (1)	16,458		Fixed	1.00%	March, 2028	16,405		16,396
ON XX	June, 2023	USD	13,500		Fixed	4.50%	July, 2025	13,415		13,357
ON XXI	August, 2023	USD-linked (1)	70,000		Fixed	0.99%	August, 2028	69,786		69,749
ON XXII	December, 2023	USD	14,669		Fixed	5.00%	June, 2026	14,632		14,643
ON XXIII	March, 2024	USD	60,000		Fixed	6.50%	March, 2027	40,510	(3)	—
	May, 2024	USD	32,203		Fixed	6.50%	March, 2027	32,683
ON XXIV	May, 2024	USD	46,562		Fixed	8.00%	May, 2029	46,819		—

							Total	710,569		590,030

						Total Borrowings		904,991		616,055

(1)	Subscribed in USD, payable in ARS at the exchange rate applicable on maturity date.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(2)

On May 29, 2023, the Company settled ON VII by: (i) issuing additional ON XVI for 40,785 (which generated no cash flows); and (ii) paid remind principal and interest. The Company recognized 819 related to the loss from the issuance of the swap mentioned (Note 10.3).

(3)	The carrying amount includes 20,000 ON repurchased by the Company.

See Note 29.

Under the aforementioned program, Vista Argentina may list ON in Argentina for a total principal up to 800,000 or its equivalent in other currencies at any time.

17.2 Changes in liabilities from financing activities

Changes in the borrowings were as follows:

	As of June 30, 2024	As of December 31, 2023
Amounts at beginning of period	616,055	549,332
Proceeds from borrowings (1)	342,293	358,954
Borrowings interest (2) (Note 10.2)	16,116	21,879
Payment of borrowings cost	(923)	(1,779)
Payment of borrowings interest	(10,102)	(22,993)
Payment of borrowings principal (1)	(56,537)	(252,284)
Amortized cost (2) (Note 10.3)	684	1,810
Remeasurement in borrowings (2) (Note 10.3)	—	72,044
Changes in foreign exchange rate (2)	(2,595)	(111,727)
Other financial expense (3) (Note 10.3)	—	819

Amounts at end of period	904,991	616,055

(1)	As of December 31, 2023, proceeds of borrowings and payment of borrowings principal include 40,785 related to the ON swapping mentioned in Note 17.1. These transactions did not generate cash flows.
(2)	These transactions did not generate cash flows.
(3)	Related to ON VIII and X, which amounts were in UVA and adjusted by CER. As of December 31, 2023, they were pre- settled by the Company.

17.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of June 30, 2024	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Plan assets (Note 25)	—	4,819	4,819
Trade and other receivables (Note 16)	2,571	—	2,571

Total noncurrent financial assets	2,571	4,819	7,390

Cash, bank balances and other short-term investments (Note 19)	127,338	195,974	323,312
Trade and other receivables (Note 16)	130,046	—	130,046

Total current financial assets	257,384	195,974	453,358

Liabilities
Borrowings (Note 17.1)	699,909	—	699,909
Lease liabilities (Note 14)	31,120	—	31,120

Total noncurrent financial liabilities	731,029	—	731,029

Borrowings (Note 17.1)	205,082	—	205,082
Trade and other payables (Note 24)	367,448	—	367,448
Lease liabilities (Note 14)	23,525	—	23,525

Total current financial liabilities	596,055	—	596,055

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2023	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Plan assets (Note 25)	—	5,438	5,438
Trade and other receivables (Note 16)	3,284	—	3,284

Total noncurrent financial assets	3,284	5,438	8,722

Cash, bank balances and other short-term investments (Note 19)	35,292	156,163	191,455
Trade and other receivables (Note 16)	76,171	—	76,171

Total current financial assets	111,463	156,163	267,626

Liabilities
Borrowings (Note 17.1)	554,832	—	554,832
Lease liabilities (Note 14)	35,600	—	35,600

Total noncurrent financial liabilities	590,432	—	590,432

Borrowings (Note 17.1)	61,223	—	61,223
Trade and other payables (Note 24)	205,055	—	205,055
Lease liabilities (Note 14)	34,868	—	34,868

Total current financial liabilities	301,146	—	301,146

Below are income, expenses, profit, or loss from each financial instrument:

For the six-month period ended June 30, 2024:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets / liabilities
Interest income (Note 10.1)	1,800	—	1,800
Interest expense (Note 10.2)	(16,116)	—	(16,116)
Amortized cost (Note 10.3)	(684)	—	(684)
Net changes in foreign exchange rate (Note 10.3)	(11,779)	—	(11,779)
Discount of assets and liabilities at present value (Note 10.3)	55	—	55
Changes in the fair value of financial assets (Note 10.3)	—	(2,087)	(2,087)
Interest expense on lease liabilities (Note 10.3)	(1,614)	—	(1,614)
Discount for well plugging and abandonment (Note 10.3)	(540)	—	(540)
Other (Note 10.3)	(6,111)	—	(6,111)

Total	(34,989)	(2,087)	(37,076)

For the six-month period ended June 30, 2023:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value	Total financial assets / liabilities
Interest income (Note 10.1)	503	—	503
Interest expense (Note 10.2)	(11,363)	—	(11,363)
Amortized cost (Note 10.3)	(943)	—	(943)
Net changes in foreign exchange rate (Note 10.3)	4,022	—	4,022
Discount of assets and liabilities at present value (Note 10.3)	(3,467)	—	(3,467)
Changes in the fair value of financial assets (Note 10.3)	—	7,379	7,379
Interest expense on lease liabilities (Note 10.3)	(1,492)	—	(1,492)
Discount for well plugging and abandonment (Note 10.3)	(1,115)	—	(1,115)
Remeasurement in borrowings (Note 10.3)	(32,452)	—	(32,452)
Other (Note 10.3)	(6,214)	—	(6,214)

Total	(52,521)	7,379	(45,142)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.4 Fair value

This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.

17.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

-	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

-	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).

The following chart shows the Company’s financial assets measured at fair value as of June 30, 2024 and December 31, 2023:

As of June 30, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	4,819	—	—	4,819
Short-term investments	195,974	—	—	195,974

Total assets	200,793	—	—	200,793

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	5,438	—	—	5,438
Short-term investments	156,163	—	—	156,163

Total assets	161,601	—	—	161,601

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1, Level 2 and Level 3 from December 31, 2023, through June 30, 2024.

17.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of June 30, 2024	Carrying amount	Fair value	Level
Liabilities
Borrowings	904,991	801,324	2

Total liabilities	904,991	801,324

17.5 Risk management objectives and policies concerning financial instruments

17.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during each period or as of every period-end.

The Company’s financial department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities.

The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its annual consolidated financial statements as of December 31, 2023, except for the following:

17.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of June, 30, 2024 and 2023, the Company performed foreign exchange currency transactions, and the impact in the results of the period is recognized in “Other financial income (expense)”.

Most Company sales are denominated in USD, or the changes in sales follow the changes in USD listed price.

During the six-month period ended June 30, 2024 and 2023, ARS depreciated by about 13% and 45%, respectively.

The following chart shows the sensitivity to a modification in the exchange rate of ARS to USD while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the USD, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

	As of June 30, 2024
Changes in exchange rate:	+/- 10%
Effect on profit or loss before income taxes	3,366 /	(3,366)
Effect on equity before income taxes	3,366 /	(3,366)

Interest rate risk

For the six-month periods ended June 30, 2024, and 2023, the average market interest rate in Argentina was 74% and 83%, respectively.

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of June 30, 2024, and December 31, 2023, about 3% and 4% of indebtedness was subject to variable interest rates, respectively.

For the six-month period ended June 30, 2024, and for the year ended December 31, 2023, the variable interest rate of loans denominated in USD stood at 9.50% and 9.32%, respectively.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of an increase in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.

For the six-month period ended June 30, 2024, and for the year ended December 31, 2023, the Company did not use derivative financial instruments to mitigate interest rate risks.

Note 18. Inventories

	As of June 30, 2024	As of December 31, 2023
Crude oil stock (Note 5.2)	7,527	2,664
Materials and spare parts	1,719	4,651
Assigned crude oil stock	267	234

Total inventories	9,513	7,549

Note 19. Cash, bank balances and other short-term investments

	As of June 30, 2024	As of December 31, 2023
Mutual funds	189,295	152,426
Money market funds	127,338	35,292
Government bonds	6,679	3,737
Cash in banks	4,929	21,798

Total cash, banks balances and other short-term investments	328,241	213,253

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 (three) months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of June 30, 2024	As of December 31, 2023
Cash, bank balances and other short-term investments	328,241	213,253
Less
Government bonds	(6,679)	(3,737)

Cash and cash equivalents	321,562	209,516

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 20. Equity

20.1 Capital stock

The following chart shows a reconciliation of the movements in the Company’s capital stock for the six-month period ended June 30, 2024:

	Series A	Series C	Total
Amounts as of December 31, 2023	517,874	—	517,874
Number of shares	95,355,430	2	95,355,432

Share repurchase	(49,982)	—	(49,982)
Number of shares repurchased	(1,062,355)	—	(1,062,355)
Series A shares to be granted in LTIP	1	—	1
Number of shares	1,921,653	—	1,921,653

Amounts as of June 30, 2024	467,893	—	467,893
Number of shares	96,214,728	2	96,214,730

During the six-month period ended June 30, 2024 the Company repurchased 1,062,355 Serie “A” share for a total amount of 49,982, which, as of the date of issuance of these interim condensed consolidated financial statements, are held in Treasury.

As of June 30, 2024 and December 31, 2023, the Company’s authorized capital includes 32,577,511 and 33,436,809 Series A ordinary shares, respectively, held in Treasury.

As of June 30, 2024 the Company holds the 2 (two) outstanding Series C shares.

See Note 21 to the annual consolidated financial statements as of December 31, 2023.

Note 21. Provisions

	As of June 30, 2024	As of December 31, 2023
Noncurrent
Well plugging and abandonment	17,063	12,191
Environmental remediation	144	148

Total noncurrent provisions	17,207	12,339

Current
Well plugging and abandonment	3,005	3,096
Environmental remediation	872	936
Contingencies	81	101

Total current provisions	3,958	4,133

Note 22. Salaries and payroll taxes

	As of June 30, 2024	As of December 31, 2023
Current
Provision for bonuses and incentives	8,251	12,657
Salaries and social security contributions	6,543	4,898

Total current salaries and payroll taxes	14,794	17,555

Note 23. Other taxes and royalties

	As of June 30, 2024	As of December 31, 2023
Current
Royalties and others	29,099	33,862
Tax withholdings	2,539	1,603
Other	386	1,084

Total current other taxes and royalties	32,024	36,549

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 24. Trade and other payables

	As of June 30, 2024	As of December 31, 2023
Current
Accounts payable:
Suppliers	366,727	204,696

Total current accounts payables	366,727	204,696

Other accounts payables:
Extraordinary fee for Gas IV Plan	530	162
Payables to partners of joint operations	191	197

Total other current accounts payables	721	359

Total current trade and other payables	367,448	205,055

Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payable does not differ considerably from its fair value.

Note 25. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	Period from January 1, through June 30, 2024	Period from January 1, through June 30, 2023	Period from April 1, through June 30, 2024	Period from April 1, through June 30, 2023
Cost of services	(3)	(12)	(1)	(6)
Cost of interest	(154)	(300)	(75)	(153)
Settlement	—	364	—	364

Total	(157)	52	(76)	205

	As of June 30, 2024
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of period	(11,295)	5,592	(5,703)
Items classified as loss or profit
Cost of services	(3)	—	(3)
Cost of interest	(267)	113	(154)
Items classified in other comprehensive income
Actuarial remeasurement gain	—	66	66
Payment of contributions	821	(654)	167

Amounts at end of period	(10,744)	5,117	(5,627)

The fair value of plan assets as of every year end per category, is as follows:

	As of June 30, 2024	As of December 31, 2023
US government bonds	4,819	5,438
Cash and cash equivalents	298	154

Total	5,117	5,592

See Note 23 to the annual consolidated financial statements as of December 31, 2023.

Note 26. Related parties’ transactions and balances

As of June 30, 2024 and December 31, 2023, the Company carries no balances with related parties and relevant transactions other than those included in Note 27 to the annual consolidated financial statements as of December 31, 2023.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six-month periods ended June 30, 2024 and 2023

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 2.3 to the annual consolidated financial statements as of December 31, 2023, provides information on the Group’s structure, including information on Company subsidiaries.

Note 27. Commitments and contingencies

There were no significant changes in commitments and contingencies for the six-month period ended June 30, 2024 (See Notes 28 and 29 to the annual consolidated financial statements as of December 31, 2023).

Note 28. Tax regulations

Other than mentioned in Note 2.5.1.2, there were no significant changes in Argentina’s and Mexico’s tax regulations during the six-month period ended June 30, 2024 (See Note 30 to the annual consolidated financial statements as of December 31, 2023).

Note 29. Subsequent events

The Company assessed events subsequent to June 30, 2024, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through July 11, 2024, date in which these financial statements were made available for issue.

- On July 2, 2024, Vista Argentina signed a loan agreement with Banco Galicia de Buenos Aires for a total amount of 43,074; at an annual interest rate of 43%, and expiration date in December 2024.

- On July 5, 2024, Vista Argentina paid interest for an amount of 112 corresponding to loan agreement signed with Banco Santander International in January 2021, July 2021 and January 2022.

- On July 5, 2024, Vista Argentina, issued ON XXV for an amount of 53,195, at an annual interest rate of 3%, and expiration date in July 2028.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.